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                             November 11, 2021

       Uzi Sofer
       Chief Executive Officer
       Alpha Tau Medical Ltd.
       Kiryat HaMada St. 5
       Jerusalem, Israel 9777605

                                                        Re: Alpha Tau Medical
Ltd.
                                                            Amended
Registration Statement on Form F-4
                                                            Filed October 18,
2021
                                                            File No. 333-258915

       Dear Mr. Sofer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 23, 2021 letter.

       Amendment No. 1 to Registration Statement on Form F-4

       Cover Page

   1.                                                   We note the revisions
you made on the cover page and page 4, under "Merger
                                                        Consideration," in
response to prior comments 1 and 10, respectively, with respect to the sponsor's total
potential ownership interest in the combined company following the completion of the
business combination. Please revise to include the 1.4% potential ownership interest
attributable to sponsor's conditional equity interest in the total percentage of Alpha Tau
ordinary shares he is expected to own.
       Industry and Market Data, page iii

   2. We note the revisions you made on page iii in response to prior comment 3. We further
 Uzi Sofer
FirstName
Alpha Tau LastNameUzi
          Medical Ltd. Sofer
Comapany 11,
November  NameAlpha
              2021    Tau Medical Ltd.
November
Page 2    11, 2021 Page 2
FirstName LastName
         note you assume liability for the accuracy and completeness of the market and industry information included in your registration statement but appear to disclaim liability for an investor's reliance on such information because you have not independently verified the market and industry data. Please note that you are responsible for the entire content of the registration statement. Please revise your disclosure to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data and industry statistics included in your disclosures.
Summary, page 1

3. We note the revisions made in response to prior comment 8 and we reissue the comment. Please revise throughout to remove any inference regarding regulatory approval or the safety, tolerability and efficacy of your product candidates or explain to us why these statements are appropriate given the stage of your product candidates. We note, by way of example, the statements that your Alpha DaRT technology is being developed "as a highly potent, yet uniquely conformal" therapy on page 1 and elsewhere in the prospectus and that you expect your recently granted Breakthrough Device
         Designations for the use of Alpha DaRT in treating SCC of the skin and oral cavity without curative standard of care and in treating recurrent Glioblastoma Multiforme as an adjunct to standard medical therapies or as a standalone therapy after standard medical therapies have been exhausted will support priority review of potential marketing applications in the U.S. as well as additional reimbursement pathways in these indications.
4.       We note your response to prior comment 9 and we reissue the comment.
Complete
         response is an important endpoint evidencing clinical benefit. To the extent known, please also disclose the complete response rate observed in your clinical trials involving superficial lesions where the Alpha DaRT treatment has been administered to over 90 lesions.
Background of the Business Combination, page 112

5.       We note the revisions you made in response to prior comments 17 and
19. Please expand
         your disclosure on page 115 to describe the valuation of publicly traded companies that also use alpha radiation or device-based therapies that the HCCC board of directors considered. Investors should have access to such valuation analysis in addition to your reasons for not relaying on it. Further, with reference to your disclosure on page 116, expand to describe the factors accounting for the difference between the $600 million pre-
         money valuation of Alpha Tau and minimum cash condition of $150 million proposed by
         HCCC's board and the $644 million pre-money valuation of Alpha Tau and minimum cash requirement to $280 million proposed by Alpha Tau's board.
6. We note the revisions you made in response to prior comment 18. Please expand your disclosure on page 117 to discuss how the need to obtain additional financing, including the PIPE Investment, and the terms of the PIPE transactions were determined.
Conditions to Closing of the Transaction, page 134
 Uzi Sofer
FirstName
Alpha Tau LastNameUzi
          Medical Ltd. Sofer
Comapany 11,
November  NameAlpha
              2021    Tau Medical Ltd.
November
Page 3    11, 2021 Page 3
FirstName LastName

7. We note your response to prior comment 20. Please revise your disclosure under this heading to specifically identify each condition that is legally permitted to be wiaved and the party who may waive such condition.
Our Commercialization Strategies, page 185

8. We note your response to prior comment 22 and reissue the comment. We further note that Meir Jakobsohn, a director of yours, is the Chief Executive Officer and chairman of the board of directors of Medison Pharma Ltd. Please expand your disclosure to describe the material terms of the arrangements with Medison Pharma Ltd. and its affiliates to lead the potential commercialization of the Alpha DaRT in Canada and Israel and file the agreements as exhibits to your registration statement. Alternatively, provide an analysis supporting your beliefs that Item 601(b)(10)(ii)(A) and (B) do not apply. With respect to your analysis of Item 601(b)(ii)(B), please address the fact that the Medison Pharma agreement relates to a sales and marketing agreement in the only jurisdiction in which you currently have marketing approval and any provisions in the agreements relating to the timing of any sales and marketing efforts.
Certain Material U.S. Federal Income Tax Considerations, page 266

9. We note your revisions in response to prior comment 25. Please revise to address he following:
             Noting your disclosure on page 269 that your material tax considerations disclosure
              "assumes that Alpha Tau will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code," revise to provide counsel's opinion as to whether Alpha Tau will be treated as a U.S. or a foreign corporation under Section 7874;
             With reference to your disclosure in two places on page 270 under "Tax
              Consequences of the Business Combination Under Section 368(a) of the Code" that securityholders "are urged to consult their tax advisors" regarding the tax effect of the transactions. Such statement appears to be an inappropriate disclaimer as investors are entitled to rely on the opinion expressed. Please remove the statement; and
             Under "Passive Foreign Investment Company Rules," disclose whether Alpha Tau believes it will be a PFIC in 2021, or advise. If Alpha Tau does believe it is likely a PFIC in 2021, revise so that the disclosure/opinion concerning the tax consequences under "U.S. Federal Income Tax Considerations of Ownership and Disposition of
              Alpha Tau Ordinary Shares and Alpha Tau Warrants" is not subject to the PFIC rules or Alpha Tau's not being treated as a PFIC as disclosed on page
274.
         Additionally, revise the Q&A, Summary and Risk Factors sections accordingly. Refer to
         Section III of Staff Legal Bulletin No. 19.

       You may contact Tracie Mariner at 202-551-3744 or Daniel Gordon at 202-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Suzanne Hayes at 202-551-3675 with any other
 Uzi Sofer
Alpha Tau Medical Ltd.
November 11, 2021
Page 4

questions.



                                      Sincerely,
FirstName LastNameUzi Sofer
                                      Division of Corporation Finance
Comapany NameAlpha Tau Medical Ltd.
                                      Office of Life Sciences
November 11, 2021 Page 4
cc:       Nathan Ajiashvili
FirstName LastName